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                              December 14, 2023

       Ting Kin Cheung
       Chief Executive Officer
       Plutus Financial Group Limited
       8/F, 80 Gloucester Road
       Wan Chai, Hong Kong

                                                        Re: Plutus Financial
Group Limited
                                                            Amendment No. 7 to
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted December
8, 2023
                                                            CIK No. 0001933021

       Dear Ting Kin Cheung:

            We have reviewed your amended draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 7 to Draft Registration Statement on Form F-1

       Cover Page

   1. We note your disclosure on the cover page that WWC, P.C. is not headquartered in mainland China or Hong
Kong. Please revise to state where WWC, P.C. is
                                                        headquartered. In
addition, please revise to remove your disclosure that "[a]s of the date of this prospectus, the
Company is not subject to the PRC government   s direct influence
                                                        or discretion over the
manner in which it conducts its business activities outside of the
                                                        PRC" and your
disclosure that you do "not presently foresee material changes to
                                                        [your] operating
subsidiaries    operations or the value of the Company   s Ordinary Shares
                                                        resulting from the
legal and operational risks relating to the PRC regulations" to clarify the PRC's government's
significant oversight and direction over the conduct and
                                                        operations of your
business. In this regard, we remind you that, pursuant to the federal
 Ting Kin Cheung
FirstName  LastNameTing   Kin Cheung
Plutus Financial Group Limited
Comapany14,
December   NamePlutus
               2023    Financial Group Limited
December
Page 2     14, 2023 Page 2
FirstName LastName
         securities rules, the term" control    (including the terms
"controlling," "controlled by," and
         "under common control with") means    the possession, direct or
indirect, of the power to
         direct or cause the direction of the management and policies of a person, whether through
         the ownership of voting securities, by contract, or otherwise.    In
addition, please revise to
         clarify here as to whether you are required to obtain CSRC approval for this offering pursuant to the Trial Measures and disclose the impact to your company if you are required to obtain such approval but do not.
Prospectus Summary
Transfer of Cash To and From Our Subsidiaries, page 14

2. Refer to your response to comment 2. Please revise your disclosure in this section to state that there is no assurance that the PRC government will not intervene or impose restrictions on your ability to transfer cash into or out of Hong
Kong.
Use of Proceeds, page 51

3. We note your disclosure that a portion of offering proceeds will be used for credit line trading. Please revise your disclosure, here or elsewhere, to define
and explain    credit
         line trading    to explain where it fits into and corresponds with
your current business
         line(s). If it is a different or new business, expand your disclosure to fully describe this business.
4.       Please revise your disclosures to define    non-accountable expense
allowance,    explain
         what it represents, and address the reason(s) for allocating an estimated 1% of offering proceeds to it.
Mangement's Discussion and Analysis of Financial Condition and Results of Operations, page 58

5. Please revise your disclosures to include a discussion of operating results and financial position for the six-month periods ended June 30, 2022 and June 30, 2023. Also include a discussion of liquidity and capital resources. Refer to Item 4 of Form F-1, Part I.
Segment Performance for fiscal year ended December 31, 2021 and 2022
Revenues, page 66

6. Please revise to disclose the related party revenues generated from Fund SPC for the provision of asset management services for each of the periods presented.
Related Party Transactions
Amounts due from related parties, page 114

7. Refer to your response to comment 6. Please revise to clarify, if true, that Mr. Zhao, Mr.
         Cheung and any of your officers and directors that have outstanding loans with you will pay you the amounts due prior to the effectiveness of the registration statement, and please update your registration statement when such amounts have been paid. Ting Kin Cheung
Plutus Financial Group Limited
December 14, 2023
Page 3

       Please contact Marc Thomas at 202-551-3452 or Cara Lubit at 202-551-5909 if you have questions regarding comments on the financial statements and related matters. Please contact
Sonia Bednarowski at 202-551-3666 or Jessica Livingston at 202-551-3448 with any other questions.



                                                         Sincerely,
FirstName LastNameTing Kin Cheung
                                                         Division of
Corporation Finance
Comapany NamePlutus Financial Group Limited
                                                         Office of Finance
December 14, 2023 Page 3
cc:       Joe Laxague, Esq.
FirstName LastName